Envoy announces TSX approval of share buyback.

Board of Directors authorizes company to purchase up to
11,675,382 of its shares over the next year

TORONTO, ON — August 24, 2004 — Envoy Communications Group Inc. announced today acceptance by the Toronto Stock Exchange of its normal course issuer bid, permitting it to purchase from time to time, if it is considered desirable, up to 11,675,382 common shares, representing 10% of the public float of its common shares on the Toronto Stock Exchange, over the next 12 month period commencing August 26, 2004. As of the date hereof, there are 118,455,200 common shares outstanding and Envoy’s public float consists of 116,753,825 common shares. All common shares purchased by Envoy will be cancelled. The share buyback is considered by the Board of Directors of Envoy to be in the best interests of the company and a desirable use of corporate funds.

“This share purchase program demonstrates the Board’s confidence in our vision for the future, the promise of our recently announced strategic acquisition plan and the growth opportunities that exist for the Envoy Group of Companies” said Geoffrey B. Genovese, President and CEO of Envoy.

About Envoy

Envoy Communications Group (NASDAQ: ECGI / TSX:ECG) is an international consumer and retail branding company with offices throughout North America and Europe. For more information on Envoy visit www.envoy.to.

Cautionary Statement

Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E(i)(1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy’s services, changes in competition, the ability of Envoy to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy that Envoy’s plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

For further information, please call:
Envoy Communications Group Inc.
Contact: Geoffrey Genovese
Tel: (416) 593-1212

Or contact our investor relations department at:   info@envoy.to